Exhibit 99.1

IM Cannabis Completes Debt Settlement with L5 Capital

TORONTO and GLIL YAM, Israel, May 8, 2023 -- IM Cannabis Corp. (the "Company" or "IMC") (NASDAQ: IMCC) (CSE: IMCC), an international medical cannabis company, is announcing that it has closed the previously announced securities for debt settlement transaction (the "Debt Settlement") with L5 Capital Inc. ("L5 Capital"), a company wholly-owned and controlled by Marc Lustig, the executive chairman and a director of the Company. Pursuant to the Debt Settlement, the Company settled outstanding indebtedness of $838,776 (approximately US$615,615) through issuing 492,492 units (the "Units") at a price of US$1.25 per Unit. Each Unit consists of one common share of the Company (each, a "Common Share") and one Common Share purchase warrant (each, a "Warrant"). Each Warrant entitles L5 Capital to purchase one additional Common Share at an exercise price of US$1.50 per Common Share for a period of 36 months from the date of issuance.

All securities issued are subject to a statutory hold period of four months and one day from the date of issuance in accordance with applicable Canadian securities legislation.

The Debt Settlement is a "related party transaction" pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101") by virtue of L5 Capital being wholly-owned and controlled by an insider of the Company. The Company relied on Sections 5.5(a) and 5.7(1)(a) of MI 61-101 for exemptions from the requirements to obtain a formal valuation and minority shareholder approval, respectively, because the fair market value securities issued to the director was below 25% of the Company's market capitalization for the purposes of MI 61-101.

Early Warning

L5 Capital Inc., a company controlled by Marc Lustig (collectively, the "Acquiror"), acquired the 492,492 Common Shares and 492,492 Warrants issued pursuant to the Debt Settlement (the "Acquisition").

Immediately prior to the Acquisition, the Acquiror beneficially owned or controlled 433,558 Common Shares, representing approximately 3.37% of the Company's issued and outstanding Common Shares on a non-diluted basis (based on  12,846,645 Common Shares then issued and outstanding). As a result of the Acquisition, the Acquiror now beneficially owns or controls an aggregate of 926,050 Common Shares, representing approximately an additional 6.94% of the Company's issued and outstanding Common Shares on a non-diluted basis (based on 13,339,137 Common Shares issued and outstanding as of the date hereof).

Immediately prior to the Acquisition, the Acquiror beneficially owned or controlled 208,868 securities convertible into Common Shares, representing approximately an additional 1.60% of the Company's issued and outstanding Common Shares on a partially diluted basis (based on 12,846,645 Common Shares then issued and outstanding). As a result of the Acquisition, the Acquiror now beneficially owns or controls an aggregate of 701,360 securities convertible into Common Shares, representing approximately an additional 5.00% of the Company's issued and outstanding Common Shares on a partially diluted basis (based on 13,339,137 Common Shares issued and outstanding as of the date hereof).

If the Acquiror were to exercise his securities convertible or exercisable for Common Shares, including the Warrants acquired pursuant to the Acquisition, they would own or control an aggregate of 1,627,410 Common Shares, representing 11.59% of the issued and outstanding Common Shares on a partially diluted basis.

The Acquiror acquired the securities for general investment purposes only. The Acquiror may in the future take such actions in respect of his holdings in IMCC as he may deem appropriate based on his assessment of market conditions and any other conditions he considers relevant at the time, including the purchase of additional Common Shares through open market or privately negotiated transactions or the sale of all or a portion of his holdings in the open market or in privately negotiated transactions to one or more purchasers, subject in each case to applicable securities laws.

As a result of the Debt Settlement, the Acquiror now owns more than 10% of the Company's issued and outstanding Common Shares on a partially diluted basis, which triggered the requirement to file an early warning report under applicable Canadian securities legislation.

A copy of the early warning report may be found at www.sedar.com under the Company's profile. For further information, or to obtain a copy of the early warning report, please contact the Company at info@imcannabis.com.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) (CSE: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company has recently exited operations in Canada to pivot its focus and resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd. ("Focus Medical"), which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centers, and logistical hubs in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients. Until recently, the Company also actively operated in Canada through Trichome, where it cultivated, processed, packaged, and sold premium and ultra-premium cannabis at its own facilities under the WAGNERS and Highland Grow brands for the adult-use market in Canada.

Company Contact:

Oren Shuster, CEO
IM Cannabis Corp.
info@imcannabis.com